                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the month of December 2001

                      Qiao Xing Universal Telephone, Inc.
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                 (Translation of registrant's name into English)

                    Qiao Xing Industrial Zone, Xiao Jin Kou,
                              Huizhou, Guangdong,
                           People's Republic of China
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                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                 -----              -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                 No  X
                               -----              -----

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Qiao Xing Universal Telephone, Inc.
                                          -----------------------------------
                                                     (Registrant)

Date: December 18, 2001                   By: /s/ RUI LIN WU
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                                              RUI LIN WU,
                                              Chairman

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
 99.1                    Press Release